UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

Short form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 21, 2010
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX REPORTS SECOND QUARTER 2010 NET INCOME OF $1.7 MILLION; $0.05 PER SHARE.

PANAMA CITY, July 21, 2010 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the second quarter ended June 30, 2010.

Second Quarter Business Highlights

•
Net Income (*) for the second quarter 2010 amounted to $1.7 million, compared to $10.1 million in the first quarter 2010, and $10.5 million in the second quarter 2009; the decline was driven by trading losses in the Asset Management Division.

•	During the quarter, the Commercial Portfolio grew $305 million, or 9%. Year-to-date, the commercial portfolio has grown $436 million, or 14%. Compared to June 30, 2009, the portfolio has expanded 24%.

•
Net interest income in the second quarter 2010 was $17.2 million, a 6% increase over the previous period.  Fees and commissions grew 17% during the quarter, reaching $2.8 million.  On a year-to date-basis, fees and commissions have grown 78%.

•
The Bank's weighted average cost of funds decreased 17bps, or 12%, compared to the first quarter 2010, and 125bps, or 50%, compared to the second quarter 2009.  As of June 30, 2010 deposit balances increased 11% over the previous quarter and 20% year-on-year.

•	Portfolio quality continued to improve, as non-accrual loans declined 12% compared to the previous quarter to $45 million.

•
Second quarter 2010 operating expenses were $10.0 million, the same level as the first quarter 2010, and 16% higher than the second quarter 2009, as average commercial portfolio balances grew 21% year-on-year.

•
The Commercial Division recorded a $2.4 million, or 23%, increase in operating income during the quarter, as business grew across all customer segments and the new offices in Porto Alegre and Monterrey came on line.  The Treasury Division reported a Net Loss (*) in the second quarter of $2.8 million, unchanged from the previous period.  While the Division has no open interest or currency positions, the results were driven by unrealized net losses on the valuations of hedging instruments used, and by valuations of the $51 million securities trading portfolio.

•
The Asset Management Division reported a Net Loss in the second quarter 2010 of $9.4 million, compared to a Net Loss of $1.4 million in the first quarter 2010, and Net Income of $2.5 million in the second quarter 2009.  The loss in the second quarter 2010 was related to trading losses in the Investment Fund, as volatility and Latin American market correlations with European markets peaked during the quarter.

•
The Bank’s Tier 1 capital ratio as of June 30, 2010 was 23.4%, compared to 24.6% as of March 31, 2010, and 21.1% as of June 30, 2009, while the leverage ratio as of these dates was 6.6x, 5.8x, and 6.3x, respectively.

(*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

 CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: “Bladex’s second quarter results demonstrate the Bank’s ability to leverage the Region’s recovering trade flows, expand its operation and grow the core business.  Unfortunately, trading losses in the Asset Management Division masked the substantial progress made in just about all other aspects of Bladex’s business.

Bladex posted strong results in its core business, with an expanding commercial portfolio and strong fee generation.  Trade flows continue to expand, economies are in generally good shape, and investment levels across most of the Region are rising.  Working off this favorable environment, Bladex continues to expand its client base and develop new markets.  The Bank has opened two new representative offices and just received Board approval to open the next.  As a result, the commercial portfolio grew 9% during the quarter, bringing year-to-date growth to 14%, and growth during the previous twelve months to 24%.  Disbursements in the second quarter were $1.6 billion, 25% ahead of the previous period.  Fees and commissions are running 78% ahead of last year.

Bladex’s cost of funds has continued to decline and is now 142 bps less than this time last year.  Crucially, credit quality, already nearing the Bank’s historical standards, continues to improve.  The Bank’s capitalization remains strong (Tier 1 of 23.4%), deposits are growing, and liquidity is ample.  Expenses are running higher than last year, but are doing so because of a good reason:  Bladex is investing in the growth of the Commercial Division.

The trading losses within the Asset Management Division stemmed from an unusually strong correlation that developed between Latin American positions and some EU sovereign risk, particularly while the Greek crisis was in full swing in April and May.  The Asset Management Division is reviewing its trading strategy in light of this new reality, and the Bank expects the Division to return to its usual performance levels as markets stabilize.

With all of the Bank's other indicators showing clear progress, management will continue to focus its efforts on the execution of Bladex’s medium-term plan designed to achieve scale, stability and attractive returns," Mr. Rivera concluded.

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	6M10	6M09	2Q10	1Q10	2Q09
Net Interest Income	$33.5	$32.2	$17.2	$16.3	$16.8
Net Operating Income (Loss) by Business Segment:
Commercial Division	$23.4	$25.4	$13.0	$10.6	$12.7
Treasury Division	$(5.5)	$5.4	$(2.8)	$(2.8)	$4.4
Asset Management Division	$(13.5)	$11.1	$(11.8)	$(1.7)	$2.6
Net Operating Income	$4.4	$41.9	$(1.6)	$6.1	$19.7
Net income	$9.0	$27.6	$(0.7)	$9.8	$10.6
Net income (loss) attributable to the redeemable noncontrolling interest	$(2.8)	$0.4	$(2.4)	$(0.3)	$0.1
Net Income attributable to Bladex	$11.8	$27.2	$1.7	$10.1	$10.5

Net Income per Share (1)	$0.32	$0.75	$0.05	$0.28	$0.29
Book Value per common share (period end)	$18.35	$17.61	$18.35	$18.59	$17.61
Return on Average Equity (“ROE”)	3.5%	8.9%	1.0%	6.1%	6.6%
Operating Return on Average Equity ("Operating ROE") (2)	1.3%	13.8%	-1.0%	3.7%	12.4%
Return on Average Assets (“ROA”)	0.6%	1.3%	0.2%	1.1%	1.0%
Net Interest Margin	1.69%	1.56%	1.67%	1.71%	1.62%
Efficiency Ratio (3)	82%	32%	120%	62%	30%

Tier 1 Capital (4)	$680	$662	$680	$684	$662
Total Capital (5)	$716	$701	$716	$718	$701
Risk-Weighted Assets	$2,899	$3,129	$2,899	$2,779	$3,129
Tier 1 Capital Ratio (4)	23.4%	21.1%	23.4%	24.6%	21.1%
Total Capital Ratio (5)	24.7%	22.4%	24.7%	25.8%	22.4%
Stockholders’ Equity	$673	$643	$673	$681	$643
Stockholders’ Equity to Total Assets	15.2%	15.8%	15.2%	17.2%	15.8%
Other Comprehensive Income Account ("OCI")	$(11)	$(21)	$(11)	$(6)	$(21)

Leverage (times) (6)	6.6	6.3	6.6	5.8	6.3
Liquid Assets / Total Assets (7)	13.5%	11.2%	13.5%	8.3%	11.2%
Liquid Assets / Total Deposits	39.4%	36.2%	39.4%	24.2%	36.2%

Non-Accruing Loans to Total Loans, net	1.5%	0.0%	1.5%	1.8%	0.0%
Allowance for Credit Losses to Commercial Portfolio	2.7%	3.5%	2.7%	3.0%	3.5%

Total Assets	$4,412	$4,067	$4,412	$3,962	$4,067

Footnotes:

(1)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(2)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(3)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(4)
Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(5)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(6)	Leverage corresponds to assets divided by stockholders’ equity.

(7)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through June 30, 2010, Bladex had disbursed accumulated credits of approximately $165 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, July 22, 2010 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through September 21, 2010.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 18275331.  For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: cschech@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805, New York, NY 10005
Tel: (212) 406-3690
E-mail address:  bladex@i-advize.com